May 2, 2018

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	NuStar Energy L.P.
Registration Statement on Form S-4
Filed March 15, 2018
File No. 333-223671
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 28, 2018
File No. 001-16417

Dear Mr. Reynolds:

Set forth below are the responses of NuStar Energy L.P., a Delaware limited partnership (the “Partnership”), to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated April 12, 2018 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed by the Partnership on March 15, 2018 (File No. 333-223671) (the “Form S-4”) and Form 10-K for fiscal year ended December 31, 2017 filed by the Partnership on February 28, 2018 (File No. 001-16417) (the “Form 10-K”).

For the convenience of the Staff’s review, the Partnership has set forth below the comments contained in the Comment Letter, followed by the Partnership’s responses. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Concurrently with this letter, the Partnership is filing Amendment No. 1 to the Form S-4 (“Amendment No. 1”), which includes revisions to the Form S-4 in response to the Staff’s comments thereto. The Partnership is also mailing to the Staff’s attention for its convenience a copy of this letter, together with a marked copy of Amendment No. 1 showing changes to the Form S-4.

Registration Statement on Form S-4

General

1.	Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 10-K for the fiscal year ended December 31, 2017 have been resolved.

Response

The Partnership respectfully acknowledges the Staff’s Comment 1.

U.S. Securities and Exchange Commission

May 2, 2018

Questions and Answers About the Merger and the NSH Special Meeting, page viii

Q: What is the vote required of NSH unitholders to approve the merger agreement and the merger, page xi

2.	Please disclose that unitholders owning 21.4% of the outstanding NSH units have agreed to vote their NSH units in favor of the merger proposal.

Response

In response to the Staff’s comment, the Partnership has revised the disclosure on pages xi and 28 of Amendment No. 1.

The Merger, page 30

Background of the Merger, page 30

3.	We note that the Partnership board and the NSH board considered various alternative strategies at joint meetings on October 19, 2017 and December 4, 2017. Please discuss management’s considerations in recommending a distribution reset by the Partnership and simplification transaction over the alternative strategies considered.

Response

In response to the Staff’s comment, the Partnership has revised the disclosure on page 30 of Amendment No. 1.

4.	Please expand your disclosure to discuss the financial analyses prepared by Baird and reviewed with the NSH Conflicts Committee on each of January 8, 2018, January 23, 2018, and January 29, 2018, and the financial analysis prepared by Evercore and reviewed with the Partnership Conflicts Committee on each of January 19, 2018 and January 25, 2018.

Response

In response to the Staff’s comment, the Partnership has expanded the disclosure on pages 31 and 33 of Amendment No. 1 to discuss the financial analyses prepared by Baird and reviewed with the NSH Conflicts Committee. With respect to the Staff’s comment as it relates to the financial analysis prepared by Evercore and reviewed by the Partnership Conflicts Committee, the Partnership respectfully believes that it would not be useful to the NSH unitholders to provide further disclosure regarding such financial analysis since it is not material to the NSH unitholders in making their decision regarding whether to vote in favor or against approval of the merger agreement and the transactions

U.S. Securities and Exchange Commission

May 2, 2018

contemplated thereby, including the merger. Furthermore, such analysis was discussed with the Partnership Conflicts Committee for its purposes alone as acquiror of NSH and such analysis does not address the fairness of the consideration being offered to NSH unitholders. Further, the Partnership respectfully believes that further disclosure regarding Evercore’s financial analysis could confuse NSH unitholders and might result in inadvertent reliance on the analysis of the financial advisor to the Partnership Conflicts Committee instead of the analysis provided by Baird to the NSH Conflicts Committee, which Baird utilized in providing its opinion as to the fairness of the consideration to be received by the NSH unitholders, which is attached as an annex to the Form S-4.

5.	Please disclose why the NSH Conflicts Committee determined that an exchange ratio of 0.55 of a common unit for each NSH unit was likely acceptable as long as such exchange ratio at signing did not imply a negative premium, subject to negotiation of satisfactory definitive documents.

Response

In response to the Staff’s comment, the Partnership has revised the disclosure on page 34 of Amendment No. 1.

6.	Please discuss the financial analysis of each of the transaction with the Partnership and the transaction proposed by ETE presented by Baird on March 8, 2018 and the reasons the NSH Conflicts Committee rejected ETE’s acquisition proposal in favor of the merger with the Partnership.

Response

In response to the Staff’s comment, the Partnership has revised the disclosure on page 37 of Amendment No. 1.

Unaudited Financial Projections of the Partnership and NSH, page 42

7.	Please revise to disclose all material projected financial information prepared by management and provided to Baird or explain why such information has been excluded. In that regard, we note you disclose that in arriving at the estimated equity value range per NSH unit, “Baird utilized NSH’s projected unlevered free cash flows for calendar years 2018 through 2020, respectively, as set forth in the Forecasts.” We further note that Baird utilized the Partnership’s projected unlevered free cash flows in its Give/Gets Analysis – Discounted Cash Flow and Discounted Distribution Analysis with respect to its Case B Analysis.

Response

In response to the Staff’s comment, the Partnership has revised the disclosure on page 46 of Amendment No. 1 to include the material projected financial information prepared by management and provided to Baird.

U.S. Securities and Exchange Commission

May 2, 2018

8.	Please disclose the guidance that management provided to Baird from which Baird assumed and sensitized certain distributions for purposes of its analysis.

Response

In response to the Staff’s comment, the Partnership has revised the disclosure on page 46 of Amendment No. 1.

9.	We note management made “numerous material assumptions with respect to the Partnership and NSH” in developing the projections. Please revise to quantify the material assumptions underlying the projections, including operating assumptions with respect to growth capital expenditures, outstanding debt, cash flow from existing assets and business activities, and prices of crude oil.

Response

In response to the Staff’s comment, the Partnership has revised the disclosure on page 45 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences of the Merger, page 110

10.	We note you have filed a form of short-form tax opinion from Wachtell Lipton as Exhibit 8.2. Please revise your proxy statement/prospectus disclosure to state that the disclosure in this section is the opinion of counsel. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response

In response to the Staff’s comment, the Partnership has revised the disclosure on page 115 of Amendment No. 1.

Pro Forma Financial Statements, page F-1

11.	We have read the detail provided in paragraph (f) on page F-6 for the pro forma adjustments made to arrive at pro forma basic and diluted net income per common unit and weighted-average common units outstanding, which yield $(5.63) per common unit, taking into account various distributions made in excess of earnings. We note your disclosure on page F-2, indicating that you plan to account for the merger as an equity transaction similar to an induced conversion of preferred stock.

Tell us the extent to which the adjustments underlying this pro forma unit figure are expected to have continuing effects, in subsequent periods, or reflect your plan to change the distribution amount in conjunction with your merger. Also reconcile the distributions to common limited partners in your tabulation, of $407,681, to the corresponding figure that appears in your historical financial statements, and explain the basis for the pro forma adjustment that yields $466,368 on this line.

U.S. Securities and Exchange Commission

May 2, 2018

Response

All the adjustments underlying the pro forma common unit figures are expected to have continuing effects, as they relate to the elimination and conversion of the general partner equity interest, except for the adjustment for the loss to the common limited partners resulting from the conversion of NSH units to common units. The Partnership acknowledges that pro forma adjustments related to the pro forma income statement should include adjustments that are expected to have a continuing impact on the registrant pursuant to Rule 11-02(b)(6) of Regulation S-X, and material nonrecurring charges or credits that result directly from the transaction and will be included in the income of the registrant within the 12 months succeeding the transactions must be disclosed separately pursuant to Rule 11-02(b)(5) of Regulation S-X.

Therefore, the Partnership has revised pages F-4 and F-6 of Amendment No. 1 to exclude from pro forma basic and diluted net income per common unit the adjustment for the loss to the common limited partners resulting from the conversion of NSH units to common units and to separately disclose the effect of such loss on page F-7 of Amendment No. 1. The Partnership revised the pro forma basic and diluted net income per common unit on pages 17, 18 and 92 and the NSH equivalent pro forma on page 18 of Amendment No. 1.

Please note that the pro forma per unit figure does not reflect the Partnership’s plans to change its distribution amount, as this change is not directly attributable to the merger.

The distributions to common limited partners of $407,681 in the Partnership’s tabulation matches the historical figure in Note 19, in the line item Common limited partners’ distribution in the second table under Cash Distributions, and in Note 20, in the line item Less: Distributions to common limited partners, of the Notes of the Consolidated Financial Statements in Item 8 of the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2017.

The pro forma adjustment of $58,687 that yields $466,368 reflects the distributions for the incremental 13,408,836 common units issued as a result of the merger, as calculated below:

Incremental common units	13,408,836
Cash distributions per unit applicable to common units	$4.38

Distributions for incremental common units	$58,730,702
Immaterial timing difference	(44,000)

Pro forma adjustment	$58,686,702

U.S. Securities and Exchange Commission

May 2, 2018

12.	Please explain how the ‘distributions in excess of earnings’ in your tabulation are reapportioned in the first two columns of your allocation of such distributions in calculating total pro forma net income attributable to common units.

Response

In the first column, 98% of the distributions in excess of earnings were allocated to the common limited partners consistent with their 98% ownership interest, and then aggregated with the distributions to common limited partners to calculate net income attributable to common units. In the second column, the distributions in excess of earnings of $(7,879) were increased by the $7,161 of distributions in excess of earnings that were historically allocated to the general partner interest, resulting in $(15,040) that the Partnership allocated 100% to the common limited partners. In the third column, the common limited partners are allocated 100% of the distributions in excess of earnings. The Partnership has provided a more detailed calculation on page F-6 of Amendment No. 1.

Form 10-K for Fiscal Year Ended December 31, 2017

Management’s Discussion and Analysis, page 41

Trends and Outlook, page 52

13.	We note your disclosure explaining that you received insurance proceeds of $100 million, including $12.5 million in the fourth quarter of 2017 and $87.5 million in January 2018, related to hurricane damage to assets in the Gulf of Mexico and Caribbean that occurred during the third quarter of 2017. You also have disclosure on page 41 and in Note 1 to your financial statements on page 75, stating that you have limited your recognition of loss to a $5 million insurance deductible. You indicate that you expect to recognize an $85 million gain in the first quarter of 2018, an amount by which insurance proceeds exceed actual expense during the period, although you disclose that you expect repairs to continue into 2020.

Given the extent of damage indicated, and the extended period over which repairs will be made, explain your rationale for limiting loss recognition to the insurance deductible and tell us how your accounting in each quarter and the fiscal year adheres to the requirements for impairment testing, e.g. FASB ASC 360-10-35-21(b) and 17, loss contingencies, e.g. FASB ASC 450-20-25-2, and involuntary conversions of nonmonetary assets, e.g. FASB ASC 605-40, if this is your view.

U.S. Securities and Exchange Commission

May 2, 2018

Please submit the analysis that you performed in formulating your accounting approach, address the aforementioned guidance and identify any other authoritative guidance that you believe would apply under the circumstances. It should be clear how you differentiated between the nature of the losses covered by your insurance claims, and considered the carrying values of any assets that were damaged, estimated costs to repair, including those you are anticipating for each year 2018 through 2020, along with the guidance in FASB ASC paragraph 450-30-25-1.

Response

As noted in the Partnership’s Trends and Outlook discussion on page 52, the Partnership suffered the most significant damage from the hurricanes at its terminal on St. Eustatius. Hurricane Irma passed very close to this facility resulting in a temporary shut-down of operations while causing physical damage to several terminal assets. This facility is the Partnership’s largest terminal by tank capacity, containing 14.3 million barrels of tank storage, multiple vessel docks, a single point mooring station, as well as many other related assets. Although the amount of property damage sustained at the Partnership’s St. Eustatius terminal was significant overall, the damage was broadly dispersed across the many different types of assets present at the terminal, and included complete destruction of only a small number of assets. As a result, aside from a relatively short period of time following the storms, the damage incurred did not preclude the Partnership from operating the terminal.

At the date the Partnership filed its Form 10-K and currently, the Partnership does not expect the total financial impact of the hurricane, including repairs and business interruption, to exceed the $100 million of insurance proceeds received. As a result, the Partnership’s estimation of the maximum amount of loss for which it would be responsible was limited to its $5.0 million insurance policy deductible.

With respect to formulating the Partnership’s approach to accounting for the hurricane damage, including the effect of insurance, the Partnership acknowledges the applicability of FASB ASC 450-20-25-2, and FASB ASC 605-40, referred to above. In addition to those standards, the Partnership considered the guidance in FASB ASC 410-30-35-7 through 9, dealing with probable recoveries of environmental remediation costs, which the Partnership understands also applies to insurance recoveries beyond environmental matters. In summary, the Partnership believes the standards above required it to:

•	identify any assets destroyed by the hurricane and write-off those amounts in the period the damage occurred;

•	assess the probability of recovering losses the Partnership incurred in excess of its deductible amount from insurance; and

•	identify other potential contingent liabilities, and record those in the period identified if the amount is probable and estimable.

U.S. Securities and Exchange Commission

May 2, 2018

Consistent with these requirements, in the third quarter of 2017, the Partnership performed a comprehensive review of the hurricane damage to the terminal assets. As a result of that review, the Partnership identified approximately $6.0 million of assets destroyed or damaged beyond repair. At the same time, based on its discussions with the insurance carriers and its history with similar claims, the Partnership determined that it was probable that it would recover the costs incurred in excess of the insurance deductible. As a result, in the third quarter of 2017, the Partnership recorded a $5.0 million write-off, which represented the amount of its insurance deductible, for assets destroyed and a $1.0 million receivable for the expected insurance recovery.

In the fourth quarter of 2017, the Partnership incurred additional costs for repairs and debris removal, as well as losses from business interruption, both of which exceeded the applicable policy deductible amounts. Also in the fourth quarter, the Partnership received an initial insurance payment totaling $12.5 million. The Partnership applied this initial payment first to the receivable recorded in the third quarter, and then to offset costs and business interruption losses actually incurred during the fourth quarter, which, in the aggregate, equaled the insurance proceeds.

In January 2018, the Partnership received $87.5 million of insurance proceeds in settlement of its damage claim. Those proceeds exceeded the amount of costs and business interruption losses the Partnership incurred in the first quarter. As a result, in accordance with ASC 605-40 and ASC 450-30-25-1, the Partnership recognized a gain of approximately $79 million, the amount by which the insurance proceeds exceeded the total costs and losses recorded in the period for both business interruption and repairs. As the insurance payment was received in advance of any remaining repairs the Partnership may deem necessary and is nonrefundable and is not contingent on requiring any future repairs, any contingency was considered resolved at that time, and gain recognition was appropriate.

As noted above, despite the fact that hurricane damage impacted terminal assets, generally the Partnership is able to continue to operate the terminal without a material negative impact on the terminal’s cash flows. Moreover, because the Partnership is able to continue to operate the terminal, the Partnership has flexibility in the timing of performing and extent to which it makes repairs. Also, as noted above, the Partnership expects all incremental cash outflows related to the hurricane to be completely offset by the insurance proceeds it has already received. Nevertheless, the Partnership performed a recoverability test for its St. Eustatius terminal as of December 31, 2017, by comparing the future net undiscounted cash flows for the terminal, which is the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other assets and liabilities, to its carrying value, in accordance with ASC 360-10-35-17. The estimated future cash flows included the estimated costs for repair and cleanup, the reduction in revenues from the temporary shutdown and the insurance proceeds. The Partnership’s analysis showed that the estimated undiscounted cash flows exceeded the carrying value of the terminal.

U.S. Securities and Exchange Commission

May 2, 2018

Accordingly, the Partnership determined that, as of the date the financial statements were issued, it was not probable that the value of its St. Eustatius terminal was impaired or that it had incurred any other hurricane-related liability that would require the recognition of a loss contingency as of December 31, 2017 pursuant to the requirements of ASC 450-20-25-2.

The property damage incurred by six of the Partnership’s domestic terminals along the Gulf of Mexico was minor, totaling $2.6 million. Due to the fact that the damage at each facility was less than the deductible amount of the Partnership’s insurance, the Partnership recognized those amounts as operating expenses in 2017. Because the damage was minor, the Partnership determined that it did not indicate that the carrying amount of these terminals may not be recoverable.

Critical Accounting Policies, page 61

14.	We note that you have identified Impairment of Long-Lived Assets as a critical accounting policy, although your discussion includes no details of any judgments or assessments made regarding the hurricane damage to your facilities in the Gulf of Mexico and Caribbean during 2017, for which you have recouped $100 million in insurance proceeds, as reported elsewhere in your filing. Please expand your disclosure to encompass the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements, consistent with the guidance in FR-72, as codified in ASC 501.14.

Please also refer to that guidance with regard to your disclosure about Contingencies, as a critical accounting policy, to address the uncertainties underlying the claims and proceedings referenced on page 92, that may have a material adverse effect on your results of operations, financial position or liquidity, upon resolution. You should address the manner by which the estimates have been made, including the nature and accuracy of assumptions and their sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Response

With regard to the Partnership’s critical accounting policy for the Impairment of Long-Lived Assets, the Partnership proposes to expand its disclosure to encompass the material implications of uncertainties associated with the methods, assumptions and estimates underlying its critical accounting measurements by adding, as applicable, the following in subsequent Form10-K filings:

In determining the existence of an impairment of the carrying value of an asset, the Partnership makes a number of subjective assumptions as to:

•	whether there is an event or circumstance that may indicate that the carrying amount of an asset may not be recoverable;

U.S. Securities and Exchange Commission

May 2, 2018

•	the grouping of assets;

•	the intention of holding, abandoning or selling an asset;

•	the forecast of undiscounted expected future cash flows with respect to an asset or asset group; and

•	if an impairment exists, the fair value of the asset or asset group.

The Partnership’s estimates of undiscounted future cash flows include: (i) discrete financial forecasts, which rely on management’s estimates of revenue and operating expenses; (ii) long-term growth rates; and (iii) estimates of useful lives of the assets. The identification of impairment indicators and the estimates of future undiscounted cash flows are highly subjective and are based on numerous assumptions about future operations and market conditions, which the Partnership believes to be reasonable but are inherently uncertain.

With regard to the Partnership’s critical accounting policy for Contingencies, please refer to the Partnership’s response to comment #16 below.

Financial Statements

15.	We note that you separately report service revenues and product sales, as well as the cost of product sales. Tell us why you do not also report the cost of service revenues, as would ordinarily be required to comply with Rule 5-03.2 of Regulation S-X.

Response

The Partnership acknowledges the requirement contained in Rule 5-03.2 of Regulation S-X to present a cost of service measure on its consolidated statements of income. The Partnership believes its presentation is in line with other registrants in its industry as well as other industries. However, after review of the disclosure requirements of Rule 5-03.2, the Partnership proposes to include in its future filings with the Commission a subtotal of expense labeled “Costs associated with service revenues” on its consolidated statements of income. The cost associated with service revenues subtotal will include the cost components attributable to that measure, including depreciation and amortization expense. In addition, the Partnership will separately present the amount of depreciation and amortization expense not attributed to cost associated with service revenues as a separate line item.

U.S. Securities and Exchange Commission

May 2, 2018

An example of the Partnership’s proposed costs and expenses section of its consolidated statement of income using the 2017 financial information is shown below (in thousands):

Costs and expenses:
Cost associated with service revenues:
Operating expenses (excluding depreciation and amortization expense shown below):
Third parties	$449,670
Related party	—

Total operating expenses	449,670
Depreciation and amortization expense	255,534

Total cost associated with service revenues	705,204
Cost of product sales	651,599
General and administrative expenses (excluding depreciation and amortization expense shown below):
Third parties	112,240
Related party	—

Total general and administrative expenses	112,240
Depreciation and amortization expense	8,698

Total costs and expenses	$1,477,741

Note 14 – Commitments and Contingencies, page 92

16.	We note your disclosure indicating that you accrued $7.3 million for various contingent losses during 2017, although due to the level of uncertainty, resolution of any claim or proceeding could have a material adverse effect on your results of operations, financial position or liquidity. Please expand your disclosure to describe the nature of these contingencies and to include the range of reasonably possible loss for each such claim or proceeding, to comply with FASB ASC 450-20-50-3(b) and 4. If you are unable to estimate a range of loss, beyond the amounts accrued, specify the amounts of the claims and any damages sought by the counterparties.

Response

The Partnership acknowledges that FASB ASC 450-20-50-3 requires additional disclosure if there is at least a reasonable possibility that a loss or an additional loss may have been incurred in excess of the amount accrued and that ASC 450-20-50-4 requires disclosure as to the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such estimate cannot be made.

In accordance with FASB ASC 450-20-50-3 and 4, the Partnership provides disclosure of matters for which the likelihood of material loss is at least reasonably possible. The Partnership does not believe its estimated range of loss for these contingencies, individually or in the aggregate, would have a material adverse effect on its results of operations, financial position or liquidity.

U.S. Securities and Exchange Commission

May 2, 2018

For each of the Partnership’s contingent losses, the Partnership has assessed, and continues to assess, the probability of a loss and its ability to reasonably estimate the amount of loss in accordance with ASC 450-20-50. If the Partnership determines that a loss is probable and that the amount of the loss can be reasonably estimated, the Partnership records an accrual in the amount of its estimate. In order to assess the likelihood of a loss, and to evaluate if a loss can be reasonably estimated, the Partnership’s management discusses the matter with the Partnership’s internal and outside legal counsel and any other outside experts it engages to support the Partnership in the matter.

The Partnership evaluates each contingent loss continually as each matter progresses over time, but no less frequently than quarterly, and the Partnership updates its disclosure in accordance with SEC rules and its accruals for losses as required by GAAP. If the Partnership determines that an accrual for a given contingency is required, then it records an accrual for that matter. For each matter, any associated accrual represents the Partnership’s best estimate of the expected loss for the particular contingency based on current information, the Partnership’s management’s experience and the advice of internal and outside legal counsel and other outside experts.

With regard to the accrual, disclosing the accrual in aggregate provides investors with the potential cash outflow associated with the matters. The Partnership considered the fact that the aggregate amount accrued for all matters represents less than 0.2% of the Partnership’s total assets or total liabilities as of December 31, 2017. The Partnership believes that its financial statements’ footnote contains the information necessary for its unitholders to assess the impact of the Partnership’s legal matters accruals.

The Partnership acknowledge that in Note 14, it states “In addition, due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on our results of operations, financial position or liquidity.”

U.S. Securities and Exchange Commission

May 2, 2018

After reviewing the disclosure and based on the aforementioned, the Partnership proposes to change its disclosure in future filings as set forth below:

14. COMMITMENTS AND CONTINGENCIES

Contingencies

We have contingent liabilities resulting from various litigation, claims and commitments. We record accruals for loss contingencies when losses are considered probable and can be reasonably estimated. Legal fees associated with defending the Partnership in legal matters are expensed as incurred. We accrued $7.3 million for contingent losses as of December 31, 2017, and we had no accrual for contingent losses as of December 31, 2016. The amount that will ultimately be paid related to such matters may differ from the recorded accruals, and the timing of such payments is uncertain. We evaluate each contingent loss at least quarterly, and more frequently as each matter progresses and develops over time, and we do not believe that the resolution of any particular claim or proceeding, or all matters in the aggregate, would have a material adverse effect on our results of operations, financial position or liquidity.

U.S. Securities and Exchange Commission

May 2, 2018

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (210) 918-2512 or Jorge A. del Alamo, Senior Vice President and Controller at (210) 918-2796.

Very truly yours,

/s/ Amy L. Perry
Amy L. Perry
Senior Vice President, General Counsel – Corporate & Commercial Law and Corporate Secretary

cc:	George J. Vlahakos, Sidley Austin LLP
Mark V. Purpura, Richards, Layton & Finger, P.A.
Igor Kirman, Wachtell, Lipton, Rosen & Katz